Exhibit 97.1

HOTEL101 GLOBAL HOLDINGS CORP.

POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
(Clawback Policy)
Effective Date: July 1, 2025

1. Purpose

Hotel101 Global Holdings Corp., together with its subsidiaries (the “Company”), adopts this Policy for Recovery of Erroneously Awarded Compensation (this “Policy”) to comply with Section 10D of the Securities Exchange Act of 1934, SEC Rule 10D-1, and Nasdaq Listing Rule 5608, and to promote accountability and integrity in its executive compensation practices.

2. Persons Covered

This Policy applies to all current and former Executive Officers of the Company, as defined in Section 11.

3. Compensation Covered

This Policy applies to all Incentive-Based Compensation that is:

●	Received on or after July 1, 2025 (the ‘Listing Date’), and

●	Earned by a person who:

▪	Began service as an Executive Officer,

▪	Served as an Executive Officer at any time during the performance period for that compensation,

▪	Held such role while the Company has a class of securities listed on a national securities exchange, and

▪	Earned the compensation during the applicable Three-Year Lookback Period defined in Section 11.

For purposes of this Policy, Incentive-Based Compensation is deemed ‘received’ in the fiscal period during which the relevant Financial Reporting Measure is achieved, regardless of when the compensation is actually paid or vests.

For the avoidance of doubt, this Policy applies to any performance-based equity or cash awards, including discretionary share awards such as earnout or milestone shares, where vesting, payment, or issuance is conditioned upon attainment of a Financial Reporting Measure such as revenue.

However, this Policy does not apply to the Key Executive Shares which are not tied to any Financial Reporting Measure and are therefore not considered Incentive-Based Compensation for purposes of this Policy.

4. Triggering Event and Recovery Obligation

If the Company is required to prepare a Restatement due to material noncompliance with any financial reporting requirements under the securities laws, it shall reasonably promptly recover any portion of the Incentive-Based Compensation that is determined to be Erroneously Awarded Compensation, except where recovery would be Impracticable (see Section 6).

Recovery shall be required regardless of an individual’s fault or misconduct, and irrespective of whether the Restatement has been filed.

5. Method of Recovery

The Board of Directors (unless delegated by the Board of Directors to a relevant board committee) shall determine the manner of recovery, which may include:

●	Reimbursement by the Executive Officer,

●	Cancellation or forfeiture of unpaid or unvested awards,

●	Offset against other compensation, or

●	Other reasonable means permitted under applicable law.

For compensation based on stock price or total shareholder return, the recoverable amount shall be based on a reasonable estimate of the impact of the Restatement, with proper documentation maintained and provided to Nasdaq upon request.

Upon determination that recovery is required, the Company shall notify the affected recipient in writing of the amount of Erroneously Awarded Compensation and provide a reasonable period (e.g., 30 calendar days) to return such amount or enter into a repayment arrangement. Failure to do so may result in offset against other compensation, cancellation of future awards, or legal action, as deemed appropriate by the Board of Directors.

6. Exceptions to Recovery (Impracticability)

Recovery is mandatory, unless the Board of Directors (unless delegated by the Board of Directors to a relevant board committee) determines that recovery would be Impracticable due to:

●	The excessive cost of enforcement that exceeds the recoverable amount (with reasonable attempts to recover such compensation being documented);

●	A violation of home country law that was adopted prior to November 28, 2022, along with a legal opinion confirmed by counsel acceptable to Nasdaq; or

●	A risk to tax-qualified retirement plans under U.S. Internal Revenue Code Sections 401(a)(13) or 411(a) and applicable regulations.

7. No Indemnification

The Company is prohibited from:

●	Indemnifying any current or former Executive Officer for amounts recovered under this Policy,

●	Paying or reimbursing premiums for insurance policies covering recovery obligations, or

●	Designing or structuring compensations that offset potential recoveries, whether directly or indirectly (i.e., de facto indemnification).

8. Administration

This Policy shall be administered and interpreted by the Board of Directors (unless delegated by the Board of Directors to a relevant board committee). The administering body may delegate its authority under this Policy to appropriate officers or employees, to the extent permitted by applicable law. All decisions made pursuant to this Policy shall be final and binding.

The Company shall maintain records of all individuals subject to this Policy, including communications, acknowledgments, recovery determinations, and actions taken. The administering body shall ensure appropriate documentation is available for review by regulatory authorities or independent auditors upon request.

The Board or its designated committee shall review this Policy on an annual basis and may require reaffirmation by covered Executive Officers to ensure ongoing awareness and compliance. The administering body shall coordinate with the Company’s Legal, Finance, and Compliance functions, as appropriate, to ensure proper implementation of recovery actions and alignment with the Company’s internal control systems and financial reporting obligations.

9. Disclosure

The Company shall make all disclosures regarding this Policy and any recovery actions as required by the SEC, including in its annual reports, proxy statements, and other applicable filings.

10. Relationship to Other Policies and Rights

This Policy is supplementary to, and does not limit, any rights or remedies available to the Company under law, contract, stock exchange rules, or other Company policies, including any other clawback, recoupment, or forfeiture provisions.

All equity and cash compensation agreements entered into with Executive Officers, including past, current, and future grants of stock options, restricted stock units (RSUs), restricted share subscriptions, and other equity-based awards, shall be deemed to incorporate the terms of this Policy by reference. In the event of any inconsistency, this Policy shall prevail to the extent required by applicable law or stock exchange rules.

For the avoidance of doubt, the Company may also exercise its recovery rights under Section 14 of this Policy with respect to any agreement or arrangement involving non-Executive Officers, including entities or other service providers, as permitted by contract or applicable law.

11. Definitions

●	Board: The Board of Directors of the Company or duly authorized committee thereof.

●	Executive Officer: As defined in SEC Rule 10D-1(d) and Nasdaq Rule 5608(d), including any person identified as an executive officer pursuant to Item 401(b) of Regulation S-K.

●	Incentive-Based Compensation: Any compensation granted, earned, or vested based wholly or partly upon attainment of a Financial Reporting Measure.

●	Financial Reporting Measure: Any GAAP/IFRS or non-GAAP financial metric used in preparing financial reporting or statements, including stock price and total shareholder return.

●	Erroneously Awarded Compensation: The amount of Incentive-Based Compensation received in excess of what would have been received based on the Restated financial result, calculated on a pre-tax basis.

●	Restatement: An accounting restatement due to material noncompliance with financial reporting requirements, including both “Big R” and “little r” restatements.

●	Three-Year Lookback Period: The three completed fiscal years (and any transition period shorter than nine months) immediately preceding the earlier of:

o	The date the Board of Directors, a committee of the Board of Directors, or an authorized officer concludes, or reasonably should have concluded that a Restatement is required; or

o	The date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

●	Impracticable: As defined in SEC Rule 10D-1 and Nasdaq Rule 5608, and further detailed in Section 6.

●	Listing Date: July 1, 2025, the date the Company’s securities are first listed on a U.S. national securities exchange. This Policy applies only to Incentive-Based Compensation received on or after this date.

●	SEC: The U.S. Securities and Exchange Commission.

12. Amendment and Termination

The Board of Directors may amend or terminate this Policy at any time, provided such action complies with applicable laws and stock exchange rules. This Policy shall automatically terminate if the Company ceases to be listed on a national securities exchange.

13. Acknowledgment

The Company may require each Executive Officer to sign an acknowledgment confirming receipt of, and agreement to, this Policy in a form substantially similar to the example below.

However, this Policy shall remain binding and enforceable against all covered individuals regardless of whether such acknowledgment is executed.

14. Supplemental Recovery Provision for Non-Executive and Entity Recipients

In addition to the mandatory clawback for Executive Officers, the Company may recover incentive-based compensation from any individual or entity, including employees, contractors, consultants, advisors, or corporate recipients, if such compensation was based on materially inaccurate financial or performance data, regardless of whether a Restatement is required.

This right applies regardless of the person’s role or legal form and covers situations where corrected information would have reduced or eliminated the compensation. Recovery may be pursued by any lawful means and supplements the Company’s other rights under contract or law.

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